Offering Circular Supplement No. 1
(To the offering circular dated June 7, 2016)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

253(g)(2)

Supplement Offering

Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 3, 2017 (February 27, 2017)

Green Leaf Investment Fund Inc.

(Exact name of registrant as specified in its charter)

Nevada	024-10461	47-4128000
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

340 W. 42 St., 2nd Floor New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(631 991-5461

Registrant’s telephone number, including area code

No change

(Former name or former address, if changed since last report)

21,250,000 SHARES OF COMMON STOCK

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated July 7, 2016 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-10461), relating to the offer and sale by us of up to 62,500,000 shares of our common stock (the “Common Stock”) at a purchase price per share equal to $0.48 (the “Offering”). The company will be offering only 21,250,000 shares during the “Supplement Offering”.

There has been no public trading market for the Common Stock. Upon completion of the Offering, we will attempt to have the shares quoted on either the OTCQX or OTCQB, each operated by OTC Markets Group, Inc. (collectively, the “OTC”), subject to our satisfaction of applicable listing requirements. There is no assurance that the shares of Common Stock will ever be quoted on the OTC. To be quoted on the OTC, a market maker must apply with the Financial Industry Regulatory Authority (“FINRA”) to make a market in our Common Stock. As of the date of this Supplement, we have engaged in preliminary discussions with a FINRA market maker regarding participation in a future trading market for our securities; however, no filing with FINRA has been made.

Recent Developments

This Supplement is being filed to update, amend and supplement the information in the Offering Circular with the information contained in our Current Report on Form 1-A filed with the Securities and Exchange Commission on July 7, 2016 (the “Report”). Accordingly, we have attached the Report to this Supplement. Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

Investing in our Common Stock involves risks. See the “Risk Factors” in our Supplement Offering Circular.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING TO THE EXTENT THAT THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES OF COMMON STOCK ONLY IF YOU CAN AFFORD THE COMPLETE LOSS OF YOUR INVESTMENT. PLEASE REFER TO ‘RISK FACTORS’ BEGINNING ON PAGE 4 OF THE OFFERING CIRCULAR.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular Supplement is March 3, 2017

PRELIMINARY OFFERING CIRCULAR DATED March 3, 2017

This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Green Leaf investment fund, Inc.

21,250,000 SHARES OF COMMON STOCK BEING OFFERED

$0.0001 PAR VALUE PER SHARE

Prior to this Offering, no public market has existed for the common stock of Green Leaf Investment Fund, Inc.  Upon completion of this Offering, we will attempt to have the shares quoted on the OTCQB operated by OTC Markets Group, Inc. There is no assurance that the Shares will ever be quoted on the OTCQB.  To be quoted on the OTCQB, a market maker must apply to make a market in our common stock.  As of the date of this offering circular, we have not made any arrangement with any market makers to quote our shares.

In this public offering we, “Green Leaf Investment Fund, Inc.” are offering 21,250,000 shares of our common stock and will not be selling any current shareholders shares of our common stock.  We will not receive any of the proceeds from the sale of shares by the selling shareholders. The offering is being made on a self-underwritten, “best efforts” basis notwithstanding the resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution” in this offering. There is no minimum number of shares required to be purchased by each investor.  The shares offered by the Company will be sold on our behalf by our Chief Executive Officer, Douglas DiSanti. Mr. DiSanti is deemed to be an underwriter of this offering. He will not receive any commissions or proceeds for selling the shares on our behalf.  There is uncertainty that we will be able to sell any of the 21,250,000 shares being offered herein by the Company. All of the shares being registered for sale by the Company will be sold at a fixed price of $0.48 per share for the duration of the Offering. If at any times our shares are quoted on the Over The Counter Marketplace “OTC” shareholders may sell their own shares at prevailing market prices or at privately negotiated prices. Assuming all of the 21,250,000 shares being offered by the Company are sold, the Company will receive $10,200,000 in gross proceeds. Assuming 15,937,500 shares (75%) being offered by the Company are sold, the Company will receive $7,650,000 in net proceeds. Assuming 10,625,000 shares (50%) being offered by the Company are sold, the Company will receive $5,100,000 in net proceeds. Assuming 5,312,500 shares (25%) being offered by the Company are sold, the Company will receive $2,550,000 in net proceeds. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us.  There is no guarantee that we will sell any of the securities being offered in this offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to institute our company’s business plan.  Additionally, there is no guarantee that a public market will ever develop and you may be unable to sell your shares.

This primary offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular, unless extended by our directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

SHARES OFFERED	PRICE TO	SELLING AGENT	PROCEEDS TO
BY COMPANY	PUBLIC	COMMISSIONS	THE COMPANY
Per Share	$0.48	Not applicable	$0.48
Minimum Purchase	1,000 (shares)	Not applicable	$ 480
Total (21,250,000 shares)	$0.48	Not applicable	$10,200,000

SHARES OFFERED SELLING SHAREHOLDERS	PRICE TO PUBLIC	SELLING AGENT COMMISSIONS	PROCEEDS TO THE SELLING SHAREHOLDERS
Per Share	$0.48	Not applicable	$0.48
Minimum Purchase	None	Not applicable	Not applicable
Total (0 shares)	None	Not applicable	$ None

Currently, Mr. DiSanti owns approximately 67.1% of the voting power of our outstanding capital stock. After the preliminary offering, assuming all of the shares being offered on behalf of the company are sold, Mr. DiSanti will hold or have the ability to control approximately 51.5% of the voting power of our outstanding capital stock.

If all the shares are not sold in the company’s offering, there is the possibility that the amount raised may be minimal and might not even cover the costs of the offering, which the Company estimates at $20,000. The proceeds from the sale of the securities will be placed directly into the Company’s account; any investor who purchases shares will have no assurance that any monies, beside their own, will be subscribed to the offering circular. All proceeds from the sale of the securities are non-refundable, except as may be required by applicable laws. All expenses incurred in this offering are being paid for by Douglas DiSanti, our President, CEO and Director. There has been no public trading market for the common stock of Green Leaf Investment Fund, Inc.

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, which became law in April 2012 and will be subject to reduced public company reporting requirements.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE offering circular.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE COMMISSION. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF A SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.  YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD THE COMPLETE LOSS OF YOUR INVESTMENT.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

You should rely only on the information contained in this offering circular and the information we have referred you to. We have not authorized any person to provide you with any information about this Offering, the Company, or the shares of our Common Stock offered hereby that is different from the information included in this offering circular. If anyone provides you with different information, you should not rely on it.

The date of this offering circular is March 3, 2017

PART - II

offering circular SUMMARY

In this offering circular, ‘‘Green Leaf Investment Fund,’’ the “Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our,’’ refer to Weed Real Estate, Inc., unless the context otherwise requires. Unless otherwise indicated, the term ‘‘fiscal year’’ refers to our fiscal year ending May 31. Unless otherwise indicated, the term ‘‘common stock’’ refers to shares of the Company’s common stock.

This offering circular, and any supplement to this offering circular include “forward-looking statements”. To the extent that the information presented in this offering circular discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Position and Results of Operations” section in this offering circular.

This summary only highlights selected information contained in greater detail elsewhere in this offering circular. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire offering circular, including “Risk Factors”, before making an investment decision.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The Company

Green Leaf Investment Fund, Inc FKA Weed Real Estate, Inc., a Nevada corporation (“the Company”) was incorporated under the laws of the State of Nevada on May 5, 2015.

The Company is a developmental stage company that intends to provide facilities optimized for the potential cultivation of cannabis in compliance with U.S. states that allow the growth of cannabis whether it be for medical or recreational use. We will be leasing growing space and related facilities to licensed marijuana growers and dispensary owners for their operations. Tenants will pay rent and other fees to us for the use of the properties, all in compliance with applicable local and state laws and regulations.

Real Estate Leasing

Our real estate business plan primarily includes plans to acquire and lease growing space and related facilities to licensed marijuana growers and dispensary owners for their operations. We expect these facilities will range in size from 5,000 to 50,000 square feet. These facilities will only be leased to tenants that possess the requisite state licenses to operate cultivation facilities. The leases with the tenants will provide certain requirements that permit the Company to continually evaluate its tenants’ compliance with applicable laws and regulations.

Because our President, Chief Executive Officer and Director Douglas DiSanti may be unwilling or unable to provide any additional capital to us, we believe that if we do not raise additional capital within 12 months of the qualified date of this Offering Statement, we may be required to suspend or cease the implementation of our business plan.

Summary of Most Significant Risks Relating to this Offering:

Our business is dependent upon states whose laws allow for the growth and sale of marijuana. Despite the development of a legal marijuana industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies marijuana as a Schedule-I controlled substance and makes marijuana use and possession illegal on a national level. The United States Supreme Court has ruled that it is the federal government that has the right to regulate and criminalize marijuana, even for medical purposes, and thus federal law criminalizing the use of marijuana preempts state laws that legalize its use. This may negatively affect our Company and any investment you may make in our Company as we may be required to suspend operations by the Federal Government. We may also become the subject of Federal legal and criminal litigation due to the nature of our business, allowing the growth the marijuana on our properties we plan to acquire in the future.

Investors in this offering will not be able to evaluate the real property that we intend to purchase with the offering proceeds. Offering proceeds will be used by us to purchase property at our own discretion and to our own specifications.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system.

In order for our shares to be quoted, a market maker must agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCQB. In addition, it is possible that such application for quotation may not be approved and even if approved it is possible that a regular trading market will not develop or that if it did develop, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

Our Offering

We have authorized capital stock consisting of 200,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”) and 20,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”). We have 72,500,000 shares of Common Stock and 3,000,000 shares of Preferred Stock issued and outstanding. Through this offering we will register a total of 62,500,000 shares of common stock. The company will only be offering 21,250,000 shares of common stock during the offering. During this Offering Statement, the selling stockholders may not sell their own shares. The price at which we, the company, offer these shares is at a fixed price of $0.48 per share for the duration of the offering.

*Mr. DiSanti will not be able to sell his shares at any time during the duration of this offering.

*Douglas DiSanti will be selling shares of common stock on behalf of the Company.

*We will notify investors by filing an information statement that will be available for public viewing on the SEC Edgar Database of any such extension of the offering.

Securities being offered by the Company

21,250,000 shares of common stock, at a fixed price of $0.48 offered by us in a direct offering. Our offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Securities being offered by the Selling Stockholders	None

Offering price per share	We will sell the shares at a fixed price per share of $0.48 for the duration of this Offering.

Number of shares of common stock outstanding before the offering of common stock	10,000,000 common shares are currently issued and outstanding.

Number of shares of common stock outstanding after the offering of common stock	31,250,000 common shares will be issued and outstanding if we sell all of the shares we are offering herein.

Number of shares of preferred stock outstanding before the offering of common stock	3,000,000 preferred shares are currently issued and outstanding.

Number of shares of preferred stock outstanding after the offering of common stock	3,000,000 preferred shares will remain issued and outstanding if we sell all of the shares we are offering herein.

The minimum number of shares to be sold in this offering	None.

Market for the common shares	There is no public market for the common shares. The price per share is $0.48 .

We may not be able to meet the requirement for a public listing or quotation of our common stock. Furthermore, even if our common stock is quoted or granted listing, a market for the common shares may not develop.

The offering price for the shares will remain at $0.48 per share for the duration of the offering.
Use of Proceeds	We intend to use the gross proceeds to us for the purchase of our potential facility or facilities, equipment, working capital, hiring staff, and performance of financial strategies.

Termination of the Offering	This offering will terminate upon the earlier to occur of (i) 365 days after this Offering Statement becomes qualified with the Securities and Exchange Commission, or (ii) the date on which all 21,250,000 shares registered hereunder have been sold. We may, at our discretion, extend the offering for an additional 90 days. At any time and for any reason we may also terminate the offering.

Terms of the Offering	Our Chief Executive Officer and Chief Financial Officer, Douglas DiSanti will sell the 21,250,000 shares of common stock on behalf of the company, upon qualification of this Offering Statement, on a BEST EFFORTS basis.

Subscriptions:	All subscriptions once accepted by us are irrevocable.
Registration Costs	We estimate our total offering registration costs to be approximately $20,000.
Risk Factors:	See “Risk Factors” and the other information in this offering circular for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

Our officer & director, control person and/or affiliate(s) do not intend to purchase any Shares in this Offering.  If all the Shares in this Offering are sold, our President, Chief Executive Officer, Chief Financial Officer, and sole Director Douglas DiSanti will own approximately 51.5% of the voting power of our outstanding capital stock.

You should rely only upon the information contained in this offering circular. We have not authorized anyone to provide you with information different from that which is contained in this offering circular. We are offering to sell common stock and seeking offers to common stock only in jurisdictions where offers and sales are permitted.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

(a) We have issued 2,000,000 shares of preferred stock to our CEO, 500,000 shares to our CFO & 500,000 shares to our COO which is considered a senior security whereas the preferred stock has priority over holders of common stock in any claims on the assets and income of the issuer in the event of liquidation and or insolvency. We do not plan to issue any new shares of preferred stock notwithstanding we may issue new shares if certain qualified investors desire such shares to fit their investment criteria. Our officers and directors may change our policy regarding the issuance of preferred shares at any time and in his sole discretion and without a vote of security holders.

(b) We do plan to borrow money to purchase real estate but will not do so unless this offering is successful. Our business plan involves the acquisition of real estate properties, which will be leased to participants in the marijuana industry. Our officers and directors may change our policy regarding borrowing money in his sole discretion at any time and without a vote of security holders.

(c) We have not and do not have any plans to make loans to other persons. Our officers and directors may change our policy regarding plans to make loans to other persons or entities in his sole discretion at any time and without a vote of security holders.

(d) We have not and do not have any plans to invest in the securities of other issuers for the purpose of exercising control. Our officers and directors may change our policy regarding plans to make loans to other persons or entities in his sole discretion at any time and without a vote of security holders.

 (e) We have not and do not have any plans to underwrite securities of other issuers. Our officers and directors may change our policy regarding plans to underwrite securities of other issuers in his sole discretion at any time and without a vote of security holders.

(f) We have not and do not have any plans to engage in the purchase and sale (or turnover) of investments. Our officers and directors may change our policy regarding plans to engage in the purchase and sale (or turnover) of investments at any time and without a vote of security holders.

(g) We have not and do not have any plans to offer securities in exchange for property. Our officers and directors may change our policy regarding plans to offer securities in exchange for property at any time and without a vote of security holders.

(h) We have not and do not have any plans to repurchase or otherwise reacquire its shares or other securities. Our officers and directors may change our policy regarding plans to repurchase or otherwise reacquire its shares or other securities at any time and without a vote of security holders.

(i) We do intend to make annual or other reports to security holders in the future, although we have not concluded the nature, content and scope of such reports at this time and such reports may contain financial statements certified by independent public accountants. Our officers and directors may change or eliminate our policy regarding plans to make annual reports available to security holders including the content at any time and without a vote of security holders.

INVESTMENT POLICIES OF REGISTRANT

(a) Investments in real estate or interests in real estate.

1. We plan to focus our acquisitions of real estate only in the states which currently allow for the growth of recreational marijuana: Alaska, Colorado, California, Nevada, Massachusetts, Maine, Oregon and Washington, but in the future may expand our operations to acquire and lease real estate in other states as new markets emerge and new states adopt legalization policies for the growth of marijuana for both recreational and medicinal use. Our officers and directors may change our existing policy regarding target acquisition states at any time and without a vote of security holders. We may invest 100% of our assets in the purchase of a single piece of real estate.

 2. We may invest in any type of commercial real estate including but not limited to industrial, office, retail buildings, special purpose buildings, or undeveloped acreage.

3. To finance the acquisition of commercial property, we plan on selling stock pursuant to this offering. We plan to use a (to be identified) crowd funding platform to sell shares pursuant to this offering. We hope to raise approximately $300,000.00 which will be used make a down payment on a warehouse or greenhouse property. In order to complete this transaction the company intends to take a first mortgage from the bank in the amount of $400,000.00 to purchase a property for close to $700,000.00. While the actual numbers may change this is the preliminary goal of the company because we aim to cover a large percentage of the entire purchase price with a sizeable down payment. We plan to wait six months to a year to create a favorable relationship with a financial institution, which we expect will have developed via timely payments made upon the mortgage, at which point an attempt will be made to refinance the mortgage for 75% LTV (Loan-to-value). This will allow the company to take out a mortgage to help finance another warehouse or greenhouse property in either Colorado, Washington, California, Nevada, Massachusetts, Maine, or Oregon for somewhere between $1.5 million to $5 million . The specific numbers in this scenario may be changed as well, but we can say with relative certainty that should everything go according to plan then the aforementioned values should be fairly accurate. There will be no limitations on the number of mortgages which may be placed on any one piece of property. Our officers and directors may change our existing policy regarding our method of operating and financing real estate at any time and without a vote of security holders.

If we raise enough funds that allow us to do so we may attempt to acquire more than two properties. This however is speculative and we are unsure as to the size, location, or price of the property or properties we would target, or the payment terms we would employ in making such acquisitions.

4. We believe that our management team has the necessary experience to carry out our business plan.

5. Our policy is to acquire assets primarily for income and not capital gain. Our officers and directors may change our existing policy regarding our method of operating and financing real estate at any time and without a vote of security holders.

6. We do not have a policy that restricts us to the amount or percentage of assets which will be invested in any specific property.

7. We do not have any other material policy with respect to our proposed real estate activities.

(b) Investments in real estate mortgages.

We do not have any policy or plans at this time to invest in any real estate mortgages. Our officers and directors may change our existing plans regarding investments in real estate mortgages at any time and without a vote of security holders.

(c) Securities of or interests in persons primarily engaged in real estate activities.

We do not have any policy or plans at this time to invest in persons or entities engaged in real estate activities. Our officers and directors may change our existing plans regarding investing in persons or entities engaged in real estate activities at any time and without a vote of security holders.

(d) Investments in other securities.

We do not have any policy or plans at this time to invest in any other types of real estate securities. Our officers and directors may change our existing plan regarding an investment in any other real estate securities at any time and without a vote of security holders.

DESCRIPTION OF REAL ESTATE.

We do not own or lease any real estate at this time.

RISK FACTORS

Please consider the following risk factors and other information in this offering circular relating to our business before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering circular before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We consider the following to be the material risks for an investor regarding this offering. Our company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount.

An investment in our common stock is highly speculative, and should only be made by persons who can afford to lose their entire investment in us. You should carefully consider the following risk factors and other information in this report before deciding to become a holder of our common stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

Risks Relating to Our Company and Our Industry

We will require additional funds in the future to achieve our current business strategy and our inability to obtain funding will cause our business to fail.

We will need to raise additional funds through public or private debt or equity sales in order to fund our future operations and fulfill contractual obligations in the future. These financings may not be available when needed. Even if these financings are available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our current business plan and develop our products, and as a result, could require us to diminish or suspend our operations and possibly cease our existence.

Even if we are successful in raising capital in the future, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise the additional capital, the value of any investment in our Company may become worthless. In the event we do not raise additional capital from conventional sources, it is likely that we may need to scale back or curtail implementing our business plan.

We may be unable to acquire the properties that are critical to our proposed business.

Our business plan involves the acquisition of real estate properties, which will be leased to participants in the marijuana industry. The zoning and operational restrictions on marijuana industry participants may limit the availability of properties suitable for this purpose. There can be no assurance that we will be able to obtain the capital needed to purchase any properties.

The company has not contacted any institution about financing. We will only contact any such institution when we feel we have both located a target property for purchase and have also secured proper financing as a down payment for such property. We may not be able to acquire financing due to the nature of our business.

Generally, in this industry it is known to be a common fact that banks, credit unions, and other comparable institutions may not provide financing to a Company operating in the cannabis industry in any capacity. Because of this we may face difficulty in acquiring financing for our target property. This may cause you to lose some or all of your investment if we do not have enough funds to pay cash for a property in full, and must resort to financing.

Our proposed business is dependent on state laws pertaining to the marijuana industry.

Continued development of the marijuana industry is dependent upon continued legislative authorization of marijuana at the state level. Any number of factors could slow or halt progress in this area. Further, progress, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of marijuana, which would negatively impact our proposed business.

As of February 13, 2017, 28 states and the District of Columbia allow their residents to use medical marijuana. Voters in the states of Colorado, Oregon, California, Nevada, Massachusetts, Alaska, Maine and Washington approved and implemented regulations to legalize cannabis for adult use. The state laws are in conflict with the federal Controlled Substances Act, which makes marijuana use and possession illegal on a national level. The Obama administration has made numerous statements indicating that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana. However, there is no guarantee that the Trump administration will not change its stated policy regarding the low-priority enforcement of federal laws. Additionally, the Trump administration could change this policy and decide to stringently enforce the federal laws. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to the Company and its stockholders.

Marijuana remains illegal under federal law.

Despite the development of a legal marijuana industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies marijuana as a Schedule-I controlled substance and makes marijuana use and possession illegal on a national level. The United States Supreme Court has ruled that it is the federal government that has the right to regulate and criminalize marijuana, even for medical purposes, and thus federal law criminalizing the use of marijuana preempts state laws that legalize its use. This may negatively affect our Company and any investment you may make in our Company as we may be required to suspend operations by the Federal Government. We may also become the subject of Federal legal and criminal litigation due to the nature of our business, allowing the growth the marijuana on our properties we plan to acquire in the future.

The marijuana industry faces significant opposition.

It is believed by many that large well-funded businesses may have a strong economic opposition to the marijuana industry. For example, medical marijuana will likely adversely impact the existing market for the current “marijuana pill” sold by mainstream pharmaceutical companies. Further, the medical marijuana industry could face a material threat from the pharmaceutical industry, should marijuana displace other drugs or encroach upon the pharmaceutical industry’s products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana industry. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry could have a detrimental impact on our proposed business.

Potential customers, clients and tenants of the Company have difficulty accessing the service of banks, which may make it difficult for them to operate.

Since the use of marijuana is illegal under federal law, many banks will not accept for deposit funds from businesses involved with marijuana. Consequently, businesses involved in the marijuana industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for potential customers, clients and tenants of the Company to operate.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state and federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

We operate in a highly competitive industry and potential competitors could duplicate our business model.

We are involved in a highly competitive industry where we compete with numerous other companies who offer products and services similar to those we offer. There is no aspect of our business which is protected by patents, copyrights, trademarks, or trade names. As a result, potential competitors could duplicate our business model with little effort. Some of our potential competitors may have significantly greater resources than we have, which may make it difficult for us to compete. There can be no assurance that we will be able to successfully compete against these other entities.

If we fail to attract and retain tenants for the properties we purchase, as well as continue to improve our facilities with developing technology and industry standards, then we may not be able to accomplish our business plan.

Our company is planning to acquire highly desirable locations suitable for the growth of legal marijuana in the states in which this practice is allowed. However, as technology continues to improve and new changes to the industry take place our facilities will need to be upgraded to keep pace. If we fail to remain at the forefront of our industry, after operations begin, then we may not be able to retain and attract renters to our real estate, which would have an adverse effect on our business operations.

Our success depends substantially on the continuing efforts of our management team, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our officers and directors. We currently do not maintain life insurance for our officers and directors. If they are unable or unwilling to continue in their present positions, it could severely disrupt our business operations, and we may not be able to replace them easily or at all.

We operate in a competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

Marijuana growth facilities are a highly competitive industry, and we face competition from numerous companies that offer similar services to our own. If we are not able to compete effectively with our competitors, we may not be able to attract new business or retain any business we do acquire in the future. It is imperative that we make every attempt to remain at the forefront of our industry and offer high quality service to ensure that we remain viable going into the future. A competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Because we are small and do not have much capital, our marketing campaign may not be enough to attract sufficient clients to operate profitably. If we do not make a profit, we will suspend or cease operations.

Due to the fact we are small and do not have much capital, we must limit our marketing activities and may not be able to make our product known to potential customers. Because we will be limiting our marketing activities, we may not be able to attract enough customers to operate profitably. If we cannot operate profitably, we may have to suspend or cease operations.

We expect our quarterly financial results to fluctuate.

We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

• Demand for our real estate;

• Changes in the Cannabis industry;

• Our ability to retain existing customers or encourage repeat purchases;

• General economic conditions;

• Advertising and other marketing costs;

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors.

Our current President, Chief Executive Officer and Director, Douglas DiSanti, beneficially owns approximately or has the right to vote on 67% of our current outstanding stock. As a result, he has a substantial voting power in all matters submitted to our stockholders for approval including:

• Election of our board of directors;

• Removal of any of our directors;

• Amendment of our Certificate of Incorporation or bylaws;

• Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of his ownership and position, he is able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by him could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease. Douglas DiSanti’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Our future success is dependent, in part, on the performance and continued service of Douglas DiSanti, our President CEO and Director. Without his continued service, we may be forced to interrupt or eventually cease our operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of Douglas DiSanti, our President, CEO and Director. We currently do not have an employment agreement with Mr. DiSanti. The loss of his services would delay our business operations substantially.

Our future success is dependent on our implementation of our business plan. We have many significant steps still to take.

Our success will depend in large part in our success in achieving several important steps in the implementation of our business plan, including the following: acquisition of real estate, marketing our real estate, upkeep of our properties, and management of the business process. If we are not successful, we will not be able to fully implement or expand our business plan.

The recently enacted JOBS Act will allow the Company to postpone the date by which it must comply with certain laws and regulations intended to protect investors and to reduce the amount of information provided in reports filed with the SEC.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies”. The Company meets the definition of an “emerging growth company” and so long as it qualifies as an “emerging growth company,” it will, among other things:

-be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

-be exempt from the "say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and certain disclosure requirements of the Dodd-Frank Act relating to compensation of Chief Executive Officers;

-be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and instead provide a reduced level of disclosure concerning executive compensation; and

-be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although the Company is still evaluating the JOBS Act, it currently intends to take advantage of all of the reduced regulatory and reporting requirements that will be available to it so long as it qualifies as an “emerging growth company”. The Company has elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b)(1) of the JOBS Act. Among other things, this means that the Company's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of the Company's internal control over financial reporting so long as it qualifies as an “emerging growth company”, which may increase the risk that weaknesses or deficiencies in the internal control over financial reporting go undetected. Likewise, so long as it qualifies as an “emerging growth company”, the Company may elect not to provide certain information, including certain financial information and certain information regarding compensation of executive officers, which would otherwise have been required to provide in filings with the SEC, which may make it more difficult for investors and securities analysts to evaluate the Company. As a result, investor confidence in the Company and the market price of its common stock may be adversely affected.

Notwithstanding the above, we are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company”, at such time are we cease being an “emerging growth company”, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company”. Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being required to provide only two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million.

As we are a publicly reporting company, we will continue to incur significant costs in staying current with reporting requirements. Our management will be required to devote substantial time to compliance initiatives. Additionally, the lack of an internal audit group may result in material misstatements to our financial statements and ability to provide accurate financial information to our shareholders.

Our management and other personnel will need to devote a substantial amount of time to compliance initiatives to maintain reporting status. Moreover, these rules and regulations, that are necessary to remain as an SEC reporting Company, will be costly as an external third party consultant(s), attorney, or firm, may have to assist in some regard to following the applicable rules and regulations for each filing on behalf of the company.

We currently do not have an internal audit group, and we will eventually need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to have effective internal controls for financial reporting. Additionally, due to the fact that our officer and Director, have minor experience as an officer or Director of a reporting company, such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders.

Moreover, if we are not able to comply with the requirements or regulations as an SEC reporting company, in any regard, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our management team lack experience in and with the reporting and disclosure obligations of publicly-traded companies.

Our management team lacks experience in and with the reporting and disclosure obligations of publicly-traded companies and with serving as an Officer and or Director of a publicly-traded company. Such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to our Officer’s and Director’s ultimate lack of experience in our industry and with publicly-traded companies and their reporting requirements in general.

Government Regulation

Marijuana is a Schedule I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal laws.

A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The Department of Justice defines Schedule I controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.” If the federal government decides to enforce the Controlled Substances Act in states which have approved ballot measures to legalize cannabis for adult use, persons that are charged with distributing, possessing with intent to distribute, or growing marijuana could be subject to fines and terms of imprisonment, the maximum being life imprisonment and a $50 million fine.

As of February 13, 2017, 28 states and the District of Columbia allow their residents to use medical marijuana. Voters in the states of Colorado, Washington, Oregon, California, Nevada, Massachusetts, Maine and Alaska have approved ballot measures to legalize cannabis for adult use. The state laws are in conflict with the federal Controlled Substances Act, which makes marijuana use and possession illegal on a national level. The Obama administration has effectively stated that it is not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana. However, there is no guarantee that the administration will not change its stated policy regarding the low-priority enforcement of federal laws. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws strongly. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. While we do not intend to harvest, distribute or sell cannabis, we may be irreparably harmed by a change in enforcement by the federal or state governments.

Despite the Obama administration’s statements, the Department of Justice has stated that it will continue to enforce the Controlled Substance Act with respect to marijuana in states which have approved ballot measures to legalize cannabis for adult use, to prevent:

• the distribution of marijuana to minors;

•criminal enterprises, gangs and cartels receiving revenue from the sale of marijuana;

•the diversion of marijuana from states where it is legal under state law to other states;

•state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•violence and the use of firearms in the cultivation and distribution of marijuana;

•driving while impaired and the exacerbation of other adverse public health consequences associated with marijuana use;

•the growing of marijuana on public lands; and

•marijuana possession or use on federal property.

However, there is no guarantee that the Trump administration and the Department of Justice will continue to regulate the industry in the same manor that the Obama administration did.

If the Federal government should target our Company for investigation, if we have tenants growing or selling marijuana, both our tenants and us could face legal consequences or even criminal litigation as marijuana remains an illegal schedule one drug that is not to be possessed, grown, or sold within the confines of the United States.

Also worth noting is the financial burden we may face or become a party to. Even in states in which cannabis is legalized for recreational and or medical use, any sellers of marijuana are not able to write off any business expenses attributed to the sale of cannabis as it is not considered to be, federally speaking, tax deductible. Additionally, Companies selling cannabis may face hurdles in establishing bank accounts with Federally regulated banks. Because we will be generating revenue solely through the rent our future tenant’s pay we do not believe we will have any issues establishing a bank account, nor any issues relating to an increased tax burden.

Risks Relating to the Company’s Securities

We may never have a public market for our common stock or may never trade on a recognized exchange. Therefore, you may be unable to liquidate your investment in our stock.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system.

In order for our shares to be quoted, a market maker must agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCQB. In addition, it is possible that such application for quotation may not be approved and even if approved it is possible that a regular trading market will not develop or that if it did develop, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

We may in the future issue additional shares of our common stock, which may have a dilutive effect on our stockholders.

Our Certificate of Incorporation authorizes the issuance of 200,000,000 shares of common stock, of which 72,500,000 shares are issued and outstanding as of February 28, 2017. The future issuance of our common shares may result in substantial dilution in the percentage of our common shares held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our Certificate of Incorporation authorizes us to issue up to 20,000,000 shares of preferred stock. Accordingly, our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. Currently, each one (1) share of Preferred Stock shall have voting rights held at all stockholders’ meetings for all purposes, including election of directors equal to 20 shares of common stock.

Our preferred Stock does not have any dividend, conversion, liquidation, or other rights or preferences, including redemption or sinking fund provisions. However, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock.

We do not currently intend to pay dividends on our common stock and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We may be exposed to potential risks resulting from requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

As a reporting company we are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees.

We do not currently have independent audit or compensation committees. As a result, our directors have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934 is and will be substantial and may result in us having insufficient funds to expand our business or even to meet routine business obligations.

As a public entity, subject to the reporting requirements of the Exchange Act of 1934, we will continue to incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these costs will range up to $25,000 per year for the next few years and will be higher if our business volume and activity increases. As a result, we may not have sufficient funds to grow our operations.

Risks Relating to this Offering

Investors cannot withdraw funds once invested and will not receive a refund.

Investors do not have the right to withdraw invested funds. Subscription payments will be paid to Green Leaf Investment Fund, Inc. and held in our corporate bank account if the Subscription Agreements are in good order and the Company accepts the investor’s investment. Therefore, once an investment is made, investors will not have the use or right to return of such funds.

Our Management team does not have any prior experience conducting a best effort offering, and our best effort offering does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to commence and sustain our business and our investors may lose their entire investment.

Our Management team does not have any experience conducting a best-efforts offering. Consequently, we may not be able to raise the funds needed to commence business operations. Also, the best efforts offering does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our business will suffer and your investment may be materially adversely affected. Our inability to successfully conduct a best-efforts offering could be the basis of your losing your entire investment in us.

The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15G-9 which established the definition of a “Penny Stock.”

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $4,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and must deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase.

We are selling the shares of this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our President, Chief Executive Officer and Director Douglas DiSanti, who will receive no commissions. There is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares of our Company’s offering, we may have to seek alternative financing to implement our business plan.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any market or public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this offering circular. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTCQB. The OTCQB is a regulated quotation service that display real-time quotes, last sale prices and volume information in over-the-counter securities. The OTCQB is not an issuer listing service, market or exchange. Although the OTCQB does not have any listing requirements per se, to be eligible for quotation on the OTCQB, issuers must remain current in their filings with the SEC or applicable regulatory authority. If we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTCQB. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCQB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between the Company and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

The estimated cost of this Offering Statement is $20,000. We will have to utilize funds from Douglas DiSanti, our President, CEO and Director, who has verbally agreed to provide the company funds to complete the registration process. After the qualified date of this offering circular, we will be required to file annual, quarterly and current reports, or other information with the SEC as provided by the Securities Exchange Act. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTCQB. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. The costs associated with being a publicly traded company in the next 12 month will be approximately $35,000. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all. Also, if we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTCQB.

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements that involve risk and uncertainties. We use words such as “anticipate”, “believe”, “plan”, “expect”, “future”, “intend”, and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the “Risk Factors” section and elsewhere in this offering circular.

DESCRIPTION OF BUSINESS

Corporate History

Weed Real Estate, Inc., a Nevada corporation (“the Company”) was incorporated under the laws of the State of Nevada on May 5, 2015.

On May 6, 2015, Douglas DiSanti was appointed as President, Chief Executive Officer, Chief Financial Officer, and Director.

On May 6, 2015, the Company issued 62,500,000 shares of restricted common stock and 2,000,000 shares of preferred stock, all with a par value of $.0001, to our founder, President, CEO and Director, Douglas DiSanti.

On June 13, 2015, ETN Services LLC was issued 2,000,000 shares of restricted common stock with a par value of $.0001 for services rendered to the Company. Thomas DeNunzio is the controlling party for ETN Services LLC.

On August 29, 2016, Stonebridge Advisors was issued 1,000,000 shares of restricted common stock with a par value of $.0001 for services rendered to the Company.

On October 18, 2016 the Company issued John Prettitore and Patrick O’ Donnell each 500,000 shares of preferred stock respectively. The shares were issued at par value ($0.0001) and were gifted to the individuals. Every share of preferred stock has voting rights equivalent to 20 shares of common stock (20:1).

Effective October 24, 2016, we have changed our name from Weed Real Estate Inc. to Green Leaf Investment Fund Inc. On October 25, 2016 We filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect this change.

On November 9, 2016 we, “the Company”, Green Leaf Investment Fund Inc., formerly known as “Weed Real Estate Inc.” acquired 100% of the membership interests of both Bud Properties LLC and Stock Marijuana LLC. Both entities are now our wholly owned subsidiaries. The entities are both Florida Limited Liability Companies. The ownership interests of the entities were gifted to the Company by the Company’s Chief Executive Officer, Douglas DiSanti. Douglas DiSanti previously controlled both entities.

On February 23, 2017, we amended the Authorized Common Stock from 500,000,000 to 200,000,000.

On February 27, 2017, Douglas DiSanti our CEO retired 55,500,000 of his 62,500,000 shares that were issued to him on May 10, 2015. Mr. DiSanti, our CEO now owns 7,000,000 shares of its $.0001 par value common stock. The shares were returned to the company’s transfer agent on February 27, 2017.

DILUTION

The price of the current offering is fixed at $0.48 per share.

Dilution represents the difference between the offering price and the net tangible book value per share if all 62,500,000 shares are eventually sold. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders. The following tables compare the differences of your investment in our shares with the investment of our existing stockholders.

Existing Stockholders if 50% of Shares are Sold:
Price per share	$0.0001
Net tangible book value per share before offering	$0.0000
Potential gain to existing shareholders	$15,000,000
Net tangible book value per share after offering	$0.36
Increase to present stockholders in net tangible book value per share
after offering	$0.36
Capital contributions	$0
Number of common shares outstanding before the offering	10,000,000
Number of common shares assuming the sale of 50% of total approved shares	41,250,000
Percentage of ownership after offering	24.24%
Existing Stockholders if 100% of the Shares are Sold:
Price per share	$0.0001
Net tangible book value per share before offering	$0.0000
Potential gain to existing shareholders	$30,000,000
Net tangible book value per share after offering	$0.41
Increase to present stockholders in net tangible book value per share
after offering	$0.41
Capital contributions	$0
Number of common shares outstanding before the offering	10,000,000
Number of common shares assuming the sale of the maximum number of shares	72,500,000
Percentage of ownership after offering	13.79%
Purchasers of Shares if 50% of Shares Sold
Price per share	$0.48
Dilution per share	$0.12
Capital contributions	$15,000,000
Percentage of capital contributions by existing shareholders	0.00%
Percentage of capital contributions by new investors	100.00%
Number of common shares held by public investors	31,250,000
Percentage of ownership after offering	75.75%
Purchasers of Shares if all 100% Shares Sold
Price per share	$0.48
Dilution per share	$0.07
Capital contributions	$30,000,000
Percentage of capital contributions by existing shareholders	0.00%
Percentage of capital contributions by new investors	100.00%
Number of shares after offering held by public investors	62,500,000
Percentage of ownership after offering	86.20%

SELLING SHAREHOLDERS

* None of the existing shareholders will be permitted to sell any of their stock holdings during the offering under any circumstances.

The Company has 10,000,000 shares of common stock issued and outstanding as of the date of this offering circular..

PLAN OF DISTRIBUTION

There is no arrangement to address the possible effect of the offering on the price of the stock.

In connection with the Company’s selling efforts in the offering, Douglas DiSanti will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Douglas DiSanti is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Douglas DiSanti will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. DiSanti is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Mr. DiSanti will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Douglas DiSanti will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

The Company will receive all proceeds from the sale of the 21,250,000 shares being offered on behalf of the company itself. The price per share is fixed at $0.48 for the duration of this offering. Although our common stock is not listed on a public exchange or quoted over-the counter, we intend to seek to have our shares of common stock quoted on the OTC Marketplace. In order to be quoted on the OTC Marketplace a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company must be made at the fixed price of $0.48 until a market develops for the stock. The Company’s shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company. All shares sold under this offering circular will be sold at a fixed price of $0.48 per share.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Offering Statement.

The Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states), which we expect to be no more than $20,000.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must

- Execute and deliver a subscription agreement; and

- Deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to “Green Leaf Investment Fund, Inc.”.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected with letter by mail within 48 hours after we receive them.

DESCRIPTION OF SECURITIES

We have authorized capital stock consisting of 200,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”) and 20,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”). As of the date of this filing and taking into account the Share Transactions, we have 10,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock issued and outstanding.

Common Stock

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

Preferred Stock

Each one (1) share of Preferred Stock shall have voting rights held at all stockholders’ meetings for all purposes, including election of directors equal to 20 shares of common stock.

Options and Warrants

None.

Convertible Notes

None.

Dividend Policy

We have not paid any cash dividends to shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Transfer Agent

Mountain Share Transfer, LLC

2030 Powers Ferry Road SE

Suite #212

Atlanta, GA 30339

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As the Shares immediately following this Offering will likely be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Shares in the secondary market.

DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Biographical information regarding the officers and Directors of the Company, who will continue to serve as officers and Directors of the Company are provided below:

NAME	AGE	POSITION
Douglas DiSanti	27	President, Chief Executive Officer and Director
John Prettitore	30	Chief Financial Officer & Director
Patrick O’Donnell	28	Chief Operating Officer & Director

Douglas DiSanti

Mr. DiSanti has been in the commercial real estate industry for over seven years. He has worked for two major banks; as an underwriter he structured and underwrote $1.5 Billion dollars in commercial real estate loans ranging from warehouse, retail/office, co-op, condominiums and multi-family buildings. Mr. DiSanti, has also managed a team of portfolio managers at a multi-international bank. His own portfolio consisted of 200 commercial real estate loans – in excess of $1 Billion dollars. Mr. DiSanti is well known in the industry and considered an expert in commercial real estate properties. He received his MBA from Texas A&M – Commerce and a M.S. in finance from the College at Brockport.

John Prettitore

Mr. Prettitore has spent the past 12 years in the banking industry, with the majority of that time focused within the commercial real estate lending sector. Mr. Prettitore spent the early part of his commercial real estate career as an underwriter and during that time underwrote in excess of $1 Billion dollars in commercial real estate loans spread over hundreds of uniquely structured transactions. Mr. Prettitore currently works as a loan originator for a major regional bank in the Northeast. He evaluates properties with strong cash flows and experienced operators, closely analyzes the deal economics, and negotiates loan terms with borrowers and their brokers. As such, he has developed a strong relationship with some of the most prominent CRE Brokers in the NYC Metro area. He received his B.S. in business management from Farmingdale College.

Patrick O’Donnell

Mr. O'Donnell has spent the last 10 years in the real estate industry, with a majority of that time solely focused on commercial real estate. Mr. O'Donnell has spent a majority of his career underwriting commercial real estate loans as well as structuring the terms to meet Bank guidelines. Over his career he has underwritten over 2.5 Billion dollars of commercial real estate loans. He now works for a major regional bank as an officer overseeing the lending department. Mr. O'Donnell excels in managing large teams and constructing budgets on a quarterly basis to make sure the bank meets their financial obligations. Mr. O'Donnell received his B.S. in Finance from St. John's University.

SUBSCRIPTION AGREEMENT

The undersigned (the “Subscriber”), desires to become a holder of common shares (the “Shares”) of Green Leaf Investment Fund, Inc., a corporation organized under the laws of the state of Nevada (the “Company”); one share of Common Stock has a par value $0.0001 per share. Accordingly, the Subscriber hereby agrees as follows:

1.           Subscription.

1.1	The Subscriber hereby subscribes for and agrees to accept from the Company that number of Shares set forth on the Signature Page attached to this Subscription Agreement (the “Agreement”), in consideration of $ 0.48 per share. This offer to purchase is submitted in accordance with and subject to the terms and conditions described in this Subscription Agreement (the "Agreement"). The Subscriber acknowledges that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Company in writing

1.2	The closing of the Subscription of Shares hereunder (the “Closing”) shall occur immediately upon: (i) receipt and acceptance by the Company of a properly executed Signature Page to this Agreement; and (ii) receipt of all funds for the subscription of shares hereunder.

2.           Purchase Procedure.  The Subscriber acknowledges that, in order to subscribe for Shares, he must, and he does hereby, deliver to the Company:

2.1	One (1) executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization; and

2.2	A check, trade draft or media due bill in the amount set forth on the Signature Page attached to this Agreement, representing payment in full for the Shares desired to be purchased hereunder, made payable to the order of grenn leaf investment fund, INC.

3.           Representations of Subscriber.  By executing this Agreement, the Subscriber makes the following representations, declarations and warranties to the Company, with the intent and understanding that the Company will rely thereon:

3.1	Such Subscriber acknowledges the public availability of the Company’s current offering circular which can be viewed on the SEC Edgar Database, under the CIK number 0001643584. This offering circular is made available in the Company’s most recent 253(g)(2) preliminary offering. In this offering circular it makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

3.2	All information herein concerning the Subscriber is correct and complete as of the date hereof and as of the date of Closing.

3.3	If the Subscriber is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Subscription Agreement and all other subscription documents. Upon request of the Company, the Subscriber will provide true, complete and current copies of all relevant documents creating the Subscriber, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

4.           Applicable Law.  This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Nevada.

5.           Execution in Counterparts.  This Subscription Agreement may be executed in one or more counterparts.

6.           Persons Bound.  This Subscription Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and assigns and on each Subscriber and his respective heirs, executors, administrators, successors and assigns.

7.           Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails.

8.           CERTIFICATION.  THE SUBSCRIBER CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIBER SIGNATURE

The undersigned, desiring to subscribe for the number of Shares of Green Leaf Investment Fund, Inc. (the “Company”) as is set forth below, acknowledges that he/she has received and understands the terms and conditions of the Subscription Agreement attached hereto and that he/she does hereby agree to all the terms and conditions contained therein.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of the date set forth below.

(PLEASE PRINT OR TYPE)

Number of Shares

x $0.48 Per Share
Total Amount of Subscription:

Exact name(s) of Subscriber(s):

Signature of Subscriber(s):
(Signature)

(Print Name)

Date:

Residence or Physical Mailing Address (cannot be a P.O. Box):

__________________________________

__________________________________

__________________________________

Telephone Numbers (include Area Code):

Business: (___)_____________                                                      Home: (___)________________

Social Security or Taxpayer

Identification Number(s):   _____-_____-_____

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 253(g)(2) and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on March 3, 2017.

Green Leaf Investment Fund, Inc.

By: /s/ Douglas DiSanti
Name: Douglas DiSanti Title: President, Chief Executive Officer and Director Date March 3, 2017
By: /s/ John Prettitore
Name: John Prettitore
Title: Chief Financial Officer and Director Date: March 3, 2017

This Preliminary offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name: Douglas DiSanti  Signature: /s/ Douglas DiSanti  Title: President, Chief Executive Officer and Director

Date: March 3, 2017

Name: John Prettitore  Signature: /s/ John Prettitore  Title: Chief Financial Officer  Date: March 3, 2017